

January 12, 2011

Via U.S. Mail and Facsimile to 305-521-0201

Michael D. Farkas
Chief Executive Officer
Car Charging Group, Inc.
1691 Michigan Avenue, Suite 425
Miami Beach, FL 33139

  Re: **Car Charging Group, Inc.**
     Form 10-K for the fiscal year ended December 31, 2009, as amended by
     Amendment No. 2 filed on November 4, 2010
     Form 10-Q for the quarterly period ended June 30, 2010, as amended by
     Amendment No. 2 filed on November 4, 2010
     File No. 333-149784

Dear Mr. Farkas:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Larry Spirgel

        Larry Spirgel
        Assistant Director